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                             September 12, 2023

       Thomas Ren
       Chief Financial Officer
       Cheetah Mobile Inc.
       Building No. 11
       Wandong Science and Technology Cultural Innovation Park
       No.7 Sanjianfangnanli, Chaoyang District
       Beijing 100024
       People   s Republic of China

                                                        Re: Cheetah Mobile Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 18,
2023
                                                            File No. 001-36427

       Dear Thomas Ren:

              We have reviewed your September 1, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 11, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1.                                                   You state in your
response to prior comment 13 that    [n]o more than 45% of the value of
                                                        Cheetah Mobile   s
assets (exclusive of Government securities and cash items) consists of, and no more than 45% of
its net income after taxes (for the last four fiscal quarters combined) is derived
from securities other than those enumerated in Rule 3a-1(a)(1)
                                                        (4).    For this
analysis, you state that such securities totaled RMB1,757,474, which appears to be derived from
short term investments, prepayments and other current assets, net, due from related parties,
net, and long-term investments. Based on the consolidated financial
 Thomas Ren
Cheetah Mobile Inc.
September 12, 2023
Page 2
      information provided in response to prior comment 14, it appears that prepayments and
      other current assets, net    listed under    Assets" totaled
RMB1,123,371, however, only
      RMB42,741 is recorded as securities for purposes of the calculation done for the 3a-1 analysis. Please provide us with a breakdown of the RMB1,123,371 in prepayments and other current assets, net."
2. Please confirm that your analysis under Section 3(a)(1)(C) and the related financial statements were calculated and provided based on fair value (with value as defined in
      Section 2(a)(41) of the Investment Company Act of 1940).
       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 any questions.



                                                          Sincerely,
FirstName LastNameThomas Ren
                                                          Division of
Corporation Finance
Comapany NameCheetah Mobile Inc.
                                                          Office of Technology
September 12, 2023 Page 2
cc:       Sheryl (Xuyang) Zhang
FirstName LastName